CUSIP No. 26817G300	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

March 15, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,139,900 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 3,139,900 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,139,900 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.55% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 2,086,600 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 2,086,600 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 2,086,600 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.70% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 5,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 5,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 5,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.25% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 5,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 5,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 5,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.25% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,139,900 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,139,900 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,139,900 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.55% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 2,086,600 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 2,086,600 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 2,086,600 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.70% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 5,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 5,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 5,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.25% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010, by Amendment No. 7 thereto filed with the SEC on January 4, 2011, by Amendment No. 8 thereto filed with the SEC on January 21, 2011, by Amendment No. 9 thereto filed with the SEC on January 26, 2011, by Amendment No. 10 thereto filed with the SEC on January 27, 2011, by Amendment No. 11 thereto filed with the SEC on February 10, 2011, by Amendment No. 12 thereto filed with the SEC on February 16, 2011 , by Amendment No. 13 thereto filed with the SEC on March 30, 2011, by Amendment No. 14 thereto filed with the SEC on July 28, 2011, by Amendment No. 15 thereto filed with the SEC on August 25, 2011 and by Amendment No.16 thereto filed with the SEC on March 12, 2012 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons” or “Seneca Capital”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 16 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 17 is filed to amend Item 5 of the Schedule 13D as set forth below.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended to add the following information:

(a) and (b). The aggregate number and percentage of Shares beneficially owned by the Reporting Persons and the number of Shares with respect to which they may exercise the power to vote or to direct the vote and the power to dispose or to direct the disposition is included in the cover pages to this Amendment No. 17.

(c) On March 15, 2012, International Fund and U.S. Fund disposed of 1,792,500 and 1,207,500 shares of Common Stock, respectively, through open market sales at a price of $0.5925 per share (not including brokerage commissions — i.e., and as with previously reported transactions on March 9 and 12, 2012, before deducting for brokerage commissions).

(e) As of March 15, 2012, none of the Reporting Persons beneficially owns more than five percent of the Issuer’s Common Stock.

CUSIP No. 26817G300	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2012

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually